UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SALIX PHARMACEUTICALS, LTD.

(Name of Subject Company)

SALIX PHARMACEUTICALS, LTD.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

William Bertrand, Jr.

Acting Chief Operating Officer,

Executive Vice President and General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 862-1000

With copies to:

Christopher T. Cox

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Salix Pharmaceuticals, Ltd., a Delaware corporation (the “Company”), by Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), and Sun Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Parent, Merger Sub, and solely for purposes of Section 8.16 of the Merger Agreement, Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Guarantor”):

(i)	Communication to Company employees from Thomas W. D’Alonzo, the Company’s Acting President and Chief Executive Officer, first sent on February 22, 2015 (Exhibit 99.1); and

(ii)	The information set forth under Items 1.01 and 8.01 of the Current Report on Form 8-K filed by the Company on February 23, 2015 (including the joint press release of the Company and Guarantor, dated February 22, 2015, filed as Exhibit 99.1 thereto) is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking statements, including, but not limited to, statements regarding the proposed acquisition by Guarantor of the Company and the expected timing and benefits of the transaction. Forward-looking statements may generally be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management of the Company and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the acquisition will not close when expected or at all; the risk that the Company’s business will be adversely impacted during the pendency of the acquisition; the risk that the operations of the two companies will not be integrated successfully; and risks and uncertainties discussed in the Company’s most recent annual or quarterly reports and detailed from time to time in the Company’s other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Salix undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes.

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of Salix Pharmaceuticals, Ltd. (“Salix”) has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (the “SEC”) by a subsidiary of Valeant Pharmaceuticals International, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Salix. The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND STOCKHOLDERS OF SALIX ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials will be sent free of charge to Salix stockholders when available, and may also be obtained from Salix’s website, www.salix.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

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